To Whom it May Concern:

Let it be known that David Watson transferred 30,300 shares of Rentrak Corporation from his account to my account at Prudential Securities, account 3AFL 023681.

Let it be further known that I will transfer said 30,300 shares out of account into David Watson's account wherever he chooses to do so upon demand by Mr. Watson. Upon said demand I can either return said stocks or pay Mr. Watson the equivalent cash value of the 30,300 shares at the time of the said request at a 10% interest rate for the time the shares of stock were held.

/s/ Paul A. Rosenbaum                           8/31/99
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Paul A. Rosenbaum                               Date


/s/ David Watson                                8/31/99
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David Watson                                    Date